                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 26)


                        Security Capital Pacific Trust
                               (Name of Issuer)


        Common Shares of Beneficial Interest, Par Value $1.00 Per Share
                        (Title of Class of Securities)


                                  814141 10 7
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                                (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

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CUSIP No. 814141 10 7

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Security Capital Group Incorporated
     36-3692698

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]
3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF          7     SOLE VOTING POWER
SHARES                   30,687,072
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY                 0
EACH               9     SOLE DISPOSITIVE POWER
REPORTING                30,687,072
PERSON WITH       10     SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,687,072

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.9%

14   TYPE OF REPORTING PERSON

     CO
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                                 SCHEDULE 13D

     This Amendment No. 26 (this "Amendment") is being filed to a Schedule 13D dated March 1, 1990 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated) ("Security Capital"), on March 2, 1990 and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10, 1991, June
20, 1991, October 8, 1991, November 8, 1991, December 3, 1991, April 23, 1992,
September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993, February 17, 1993, March 31, 1994, July 12, 1994, August 25, 1994, October 7,
1994, December 6, 1994, March 23, 1995, April 30, 1997 and October 8, 1997.

ITEM 1.  SECURITY AND ISSUER

     This Amendment relates to common shares of beneficial interest, $1.00 par value per share (the "Common Shares"), of Security Capital Pacific Trust, a Maryland real estate investment trust ("PTR"), the principal executive offices of which are at 7670 South Chester Street, Englewood, Colorado 80112.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger dated as of April 1, 1998 between PTR and Security Capital Atlantic Incorporated ("ATLANTIC"), upon the closing of the proposed merger described in Item 4 below, each share of ATLANTIC common stock ("ATLANTIC Stock") shall be converted into the right to receive one Common Share. As a result, if the transaction occurs as currently proposed, Security Capital will acquire 23,853,211 Common Shares in exchange for its 23,853,211 shares of ATLANTIC Stock.

ITEM 4.  PURPOSE OF TRANSACTION

     Except as described below, there are no other changes to report from the responses previously provided in response to this Item requirement.

     Pursuant to an Agreement and Plan of Merger dated as of April 1, 1998 between PTR and ATLANTIC (the "Merger Agreement"), subject to certain terms and conditions and upon the consummation of the merger contemplated therein (the "Merger"), ATLANTIC shall be merged with and into PTR, which shall be the surviving entity, and that, in consideration for the Merger, each outstanding share of ATLANTIC Stock shall be converted into the right to receive one Common Share and each share of ATLANTIC Series A Cumulative Redeemable Preferred Stock ("ATLANTIC Series A Preferred") shall be converted into the right to receive one share of PTR Series C Cumulative Redeemable Preferred Stock. Security Capital owns approximately 49.9% of the outstanding shares of ATLANTIC Stock and approximately 32.9% of the outstanding Common Shares. Pursuant to the terms of the Merger Agreement, the Merger requires the approval of a majority of the outstanding shares of ATLANTIC Stock and the approval of two-thirds of the outstanding Common Shares. No approval by the holders of the ATLANTIC Series A Preferred or any series of PTR preferred shares of beneficial interest is required to consummate the Merger.

     To induce the parties to enter into the Merger Agreement, Security Capital has entered into a Shareholder Voting Agreement with ATLANTIC and PTR pursuant to which, among other things and subject to certain terms and conditions, requires Security Capital (i) not to sell, otherwise dispose of, deposit into a voting trust, enter into a voting agreement or grant any proxy with respect to any of the shares of ATLANTIC Stock or the Common Shares, (ii) to cause all of the shares of ATLANTIC Stock and Common Shares it owns to be voted in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and to cause such shares of ATLANTIC Stock and Common Shares to be voted against any alternative transaction (as further described in Section 5.4 of the Merger Agreement) to the Merger and
(iii) not to initiate, solicit, or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to any alternative transaction to the Merger or engage in any negotiations or discussions concerning, or provide any confidential information or data to, any person with respect to any such alternative transaction or otherwise facilitate any effort or attempt to make or implement such alternative transaction. If either ATLANTIC or PTR exercises its rights under Section 5.4 of the Merger Agreement whereby it will consider a specific alternative transaction to the Merger, then Security Capital shall be relieved of the restrictions set forth in clause (iii) of the preceding sentence with respect to such specific alternative transaction. The Shareholder Voting Agreement will terminate upon the consummation of the Merger or the termination of the Merger Agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) The following table sets forth, as of April 1, 1998, the beneficial ownership of Common Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Shares.

                                         Number of Shares
                                           Beneficially         Percent of
Person                                      Owned (1)         All Shares (1)
------                                   ----------------    -----------------

Security Capital Group Incorporated        30,687,072 (2)            32.9%
Samuel W. Bodman (3)                            2,325                  *
Hermann Buerger                                     0                  *
John P. Frazee, Jr. (4)                         7,637                  *
Cyrus F. Freidheim, Jr.                         3,055                  *
H. Laurance Fuller (5)                            610                  *


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Ray L. Hunt (6)                  390,403              *
John T. Kelley, III (7)           16,835              *
William D. Sanders (8)           304,871              *
Peter S. Willmott                 17,516              *
C. Ronald Blankenship (9)         35,529              *
Thomas G. Wattles                      0              *
Anthony R. Manno, Jr. (10)             3              *
Jeffrey A. Cozad (11)              4,092              *

*    Less than 1%


(1) For each person who owns options or warrants that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options or warrants and that no other person has exercised any outstanding options or warrants.
(2) These Common Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital, and are pledged to secure a $400 million revolving line of credit facility with a syndicate of banks. As of April 1, 1998, there were no borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by Security Capital of Security Capital Industrial Trust, Security Capital Atlantic Incorporated, Homestead Village Incorporated and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with Security Capital and which invests in real estate operating companies in the United States. Security Capital estimates that the aggregate market value of the pledged securities exceeded $3.1 billion as of April 1, 1998. Security Capital was in compliance with all covenants under the line of credit as of December 31, 1997.
(3) Consists of 775 Common Shares in Diane Bodman's IRA account, 1,300 Common Shares owned by Perry O. Barber, Jr. Family Trust for which Diane Bodman is Trustee, 250 Common Shares held for the benefit of Caroline K. Barber and Perry O. Barber, Mrs. Bodman's children. Mr. Bodman claims no beneficial interest in these Common Shares.
(4)  Common Shares are held in Mr. Frazee's IRA account.
(5)  Includes 305 Common Shares held by Mr. Fuller's wife.
(6) Includes 916 Common Shares held by a family trust for which Mr. Hunt is trustee, 2,748 Common Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney, 15,275 Common Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner and 9l6 Common Shares held by a corporation that Mr. Hunt owns. Excludes 916 Common Shares that Mr. Hunt's wife owns as a separate property and 111,800 Common Shares held by Hunt Financial Corporation, the capital stock of which is held, indirectly through a series of corporations, by trusts for the benefit of Mr. Hunt, as to which Mr. Hunt disclaims beneficial ownership.
(7) Common Shares are held by a trust for which Mr. Kelley is trustee. Includes options to acquire 4,000 Common Shares.
(8) Includes 84,786 Common Shares held by Mr. Sanders' family partnership, 194,849 Common Shares held by a corporation which Mr. Sanders owns and 16,071 Common Shares held by the Sanders Foundation.
(9) Includes 14,935 Common Shares owned by a corporation of which Mr. Blankenship is a controlling shareholder.
(10) Common Shares are held in trusts for Mr. Manno's children.
(11) Common Shares are held by a trust for which Mr. Cozad is trustee.

     (c) No transactions were effected by the persons in the foregoing table in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 3 and 4 above are incorporated herein by reference.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

Exhibit 1 Agreement and Plan of Merger dated as of April 1, 1998 by and between Security Capital Pacific Trust and Security Capital Atlantic Incorporated (incorporated by reference to Exhibit 2.1 of the Security Capital Pacific Trust Form 8-K dated April 1, 1998)

Exhibit 2 Shareholder Voting Agreement dated as of April 1, 1998 by and among Security Capital Group Incorporated, Security Capital Atlantic Incorporated and Security Capital Pacific Trust (incorporated by reference to Exhibit 99.1 of the Security Capital Pacific Trust Form 8-K dated April 1, 1998)






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                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 3, 1998     SECURITY CAPITAL GROUP INCORPORATED



                         By:/s/ Jeffrey A. Klopf
                            --------------------
                         Name:  Jeffrey A. Klopf
                         Title:  Secretary